# Balance Sheet

Kinesics Studios Inc.

(unaudited)

|  | **From Beginning**<br>thru 01 May 2021 |
|---|---|
| **Assets** | |
| | |
| **Current Assets** | |
| Cash in bank | $ 480 |
| **Total Current Assets** | $ 480 |
| | |
| **Fixed Assets** | |
| **Total Fixed Assets (net of depreciation)** | $ - |
| | |
| **Other Assets** | |
| **Total Other Assets** | $ - |
| | |
| **TOTAL Assets** | $ 480 |
| | |
| **Liabilities and Equity** | |
| | |
| **Current Liabilities** | |
| **Total Current Liabilities** | $ - |
| | |
| **Long-term Debt** | |
| **Total Long-term Debt** | $ - |
| | |
| **Total Liabilities** | $ - |
| | |
| **Owners' Equity** | |
| Invested capital | $ 480 |
| Retained earnings - beginning | - |
| Retained earnings - current | - |
| **Total Owners' Equity** | $ 480 |
| | |
| **Total Liabilities & Equity** | $ 480 |

Certified by:

David Greene
CEO